CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F of Yamana Gold Inc. (“Yamana”) for the year ended December 31, 2013 (the “Form 40-F”), I, Dafne Herreros Van Norden, P.Geo., Registered Member of Chilean Mining Commission, Resources Geologist, Yamana Gold Inc., hereby consent to the use of my name in connection with the reference to the mineral resource estimates for the Minera Florida Project as at December 31, 2013 (the “Estimates”) and to the inclusion of references to and summaries of the Estimates (collectively, the “Incorporated Information”) in the Annual Information Form filed as an exhibit to the Form 40-F.
I do also hereby consent to the use of my name and the incorporation by reference of the Incorporated Information in Yamana's Registration Statements on Form S-8 (File Nos. 333-148048; 333-145300; 333-159047).

YAMANA GOLD INC.

By:	/s/ Dafne Herreros Van Norden
Name:	Dafne Herreros Van Norden, P.Geo., Registered Member of Chilean Mining Commission
Title:	Resources Geologist

March 28, 2014